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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 20)(1)
                                 (Rule 13d-101)


                              Synergy Brands, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    87159E402
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                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 16, 2004
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                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 pages

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------------                -------------------------------
CUSIP No.           87159E402         13D/A                         Page 2 of 4
--------------------------------                -------------------------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lloyd I. Miller, III                                 ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)    [ ]
                                                                   (b)    [ ]
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3   SEC USE ONLY
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    ---------------
4   SOURCE OF FUNDS*
    PF-OO**
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR  2(e)                                            [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
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           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       380,182***
         BENEFICIALLY            -----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        471,475***
           REPORTING             -----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        380,182***
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         471,475***
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    851,657***
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    38.1%***
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14  TYPE OF REPORTING PERSON*
    IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3 to the Statement (as defined herein).
***See response to Item 5 to the Statement (as defined herein).
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                                                                     Page 3 of 4

             AMENDMENT NO. 20 TO THE ORIGINAL REPORT ON SCHEDULE 13D

         Introduction

           This constitutes Amendment No. 20 (the "Amendment") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person" or "Miller"), dated September 26, 2001 (as amended, amended and restated or otherwise modified from time to time) (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

     Item 4.  Purpose of the Transaction

           Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

         On June 29, 2004, the date of the filing of Amendment No. 19 to the Statement ("Amendment No. 19"), the percentage of Shares beneficially owned by the Reporting Person (the "Beneficial Ownership Percentage") was 40.9%. The purpose of this Amendment is to report that since the filing of Amendment No. 19, a material change occurred to the Reporting Person's Beneficial Ownership Percentage, solely because of a change in the aggregate number of Shares outstanding."

     Item 5.  Interest in Securities of the Issuer

           Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

         "(a) Miller is deemed to beneficially own 851,657 Shares (which is
38.1% of the outstanding Shares, based on (i) 2,181,154 outstanding Shares pursuant to the Company's quarterly report on Form 10QSB for the period ending June 30, 2004, filed on August 16, 2004 and (ii) 51,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 435,523 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 175,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 159,282 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3."
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                                                                     Page 4 of 4

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2004

                                                     /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                       Lloyd I. Miller, III